UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-35126

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By	:	/s/ Shang-Wen Hsiao
Name	:	Shang-Wen Hsiao
Title	:	President and Chief Financial Officer

Date: August 4, 2011

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

21Vianet Group, Inc. Reports

Second Quarter 2011 Financial Results

2Q11 Net Revenues Up 104.6% YOY to RMB230.4 Million

2Q11 Adjusted EBITDA Up 195.0% YOY to RMB47.2 Million

2Q11 Adjusted Net Profit Up 229.5% YOY to RMB34.0 Million

Live Conference Call to be Held at 8:00 AM U.S. Eastern Time, August 4

BEIJING, August 3, 2011—21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced its unaudited financial results for the second quarter of 2011. The Company will hold a conference call at 8:00 am ET on August 4, 2011. Dial-in details are provided at the end of the release.

Second Quarter 2011 Financial Highlights

•	Net revenues increased by 104.6% to RMB230.4 million (US$35.6 million) from RMB112.6 million in the prior year comparative period.

•	Adjusted EBITDA increased by 195.0% to RMB47.2 million (US$7.3 million) from RMB16.0 million in the prior year comparative period.[1]

•	Adjusted EBITDA margin increased to 20.5% from 14.2% in the prior year comparative period.[2]

•	Adjusted net profit increased by 229.5% to RMB34.0 million (US$5.3 million) from RMB10.3 million in the prior year comparative period.[3]

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are pleased to announce strong second quarter 2011 financial results, which continue to demonstrate the strong growth momentum of our business. The growth in this quarter outperformed our expectations, driven by a surge in demand from all industry verticals, including e-commerce, online video and online gaming. In order to meet this increase in customer demand, we accelerated our expansion plans by opening several additional partnered data centers, while the rollout of our self-build data centers continues to be on track.”

“In addition, we believe our continued improvement in operational efficiencies and our marketing strategy will result in accelerated growth in the managed network services business in the second half of 2011. Customers continue to demand the enhanced data transmission capabilities that 21Vianet provides through increased reliability, stability and speed in their network connections. As competition intensifies throughout China’s Internet sectors, we believe that the demand for our premium offerings from our existing and potential customers will remain strong.”

Mr. Shang Hsiao, President and Chief Financial Officer of the Company, commented, “Not only is our growth in customer demand exciting but we are also pleased to have achieved greater operational efficiency in the second quarter while successfully executing our capacity expansion. We successfully managed the surge in demand by expanding capacity in partnered data centers while improving our gross margins through effective operational management. This efficiency and margin improvement continues to be exemplified through our high utilization rates, low churn rates and stable customer base. We believe our business is well positioned heading into the second half of 2011 as we expect strong growth in both our hosting services and managed network services.”

[1]	Adjusted EBITDA is non-GAAP financial measure, which is defined as EBITDA excluding share-based compensation expenses and changes in the fair value of contingent purchase consideration payable.
[2]	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of total net revenues.
[3]

Adjusted net profit is defined as net loss from continuing operations excluding share-based compensation expenses, amortization expenses of intangible assets derived from acquisitions, changes in the fair value of contingent purchase consideration payable and related deferred tax assets, and reversal of unrecognized tax benefits and outside tax basis difference.

Second Quarter 2011 Financial Results

REVENUES: Net revenues for the second quarter of 2011 increased by 104.6% to RMB230.4 million (US$35.6 million) from RMB112.6 million in the prior year comparative period. Net revenues from hosting and related services increased by 60.2% to RMB145.7 million (US$22.5 million) in the second quarter of 2011 from RMB90.9 million in the prior year comparative period, primarily due to an increase in total cabinets under management in self-built and partnered data centers attributable to growing customer demand. Net revenues from managed network services increased by 290.4% to RMB84.7 million (US$13.1million) in the second quarter of 2011 from RMB21.7 million in the prior year comparative period, primarily due to the inclusion of operating results of two companies that provide managed network services in China (the “Managed Network Entities”), that the Company acquired in September 2010. Excluding revenues contributed by the Managed Network Entities, net revenues from managed network services increased by 1.7% to RMB22.1million (US$3.4 million) from RMB21.7 million in the prior year comparative period. The increase in managed network services revenue was primarily driven by organic network capacity growth for data transmission services.

GROSS PROFIT: For the second quarter of 2011, gross profit increased by 119.7% to RMB61.9 million (US$9.6million) from RMB28.2 million in the prior year comparative period. Gross margin for the second quarter of 2011 increased to 26.9% from 25.0% in the prior year comparative period.

Adjusted gross profit, which excludes share-based compensation expense of RMB0.5 million and amortization of intangible assets derived from acquisitions of RMB6.8 million, increased by 141.6% to RMB69.2 million (US$10.7 million) from RMB28.7 million in the prior year comparative period. Adjusted gross margin increased to 30.0%, compared to 25.4% in the prior year comparative period. The increase in adjusted gross margin was primarily due to the continued revenue mix shift towards a higher percentage of self-built data centers, which carry slightly higher gross margins relative to partnered data centers.

OPERATING EXPENSES: Total operating expenses increased to RMB92.6 million (US$14.3 million) from RMB17.0 million in the prior year comparative period.

Sales and marketing expenses increased to RMB18.5 million (US$2.9 million) from RMB7.0 million in the prior year comparative period, primarily due to the expansion of the Company’s sales team and the recognition of share-based compensation expense of RMB1.4million (US$0.2 million).

General and administrative expenses increased to RMB17.9 million (US$2.8 million) from RMB6.9 million in the prior year comparative period, reflecting the Company’s strengthening of senior management with several mid- and high-level hires, continued expansion of its existing subsidiaries necessary to service increasing client demand as well as the recognition of share-based compensation expense of RMB6.4 million (US$1.0 million).

Research and development expenses increased to RMB8.1 million (US$1.3 million) from RMB3.0 million in the prior year comparative period, reflecting the Company’s efforts to further expand and improve its service offerings.

Change in the fair value of contingent purchase consideration payable was RMB48.1 million (US$7.4 million) during the second quarter of 2011. This non-cash expense was primarily due to an increase in the present value of estimated cash and share considerations as of June 30, 2011 associated with the Company’s acquisition of the Managed Network Entities.

Adjusted operating expenses, which excludes share-based compensation expense and the changes in the fair value of contingent purchase consideration payable, increased to RMB36.0 million (US$5.6million) from RMB17.0 million in the prior year comparative period. As a percentage of net revenue, adjusted operating expenses was 15.6% compared with 15.1% in the prior year comparative period.

ADJUSTED EBITDA: Adjusted EBITDA for the second quarter of 2011 increased by 195.0% to RMB47.2 million (US$7.3million) from RMB16.0 million in the prior year comparative period. Adjusted EBITDA margin for the quarter was 20.5%, compared to 14.2% in the prior year comparative period. Adjusted EBITDA in the second quarter of 2011 excludes share-based compensation expense of RMB9.1 million (US$1.4 million) and changes in the fair value of contingent purchase consideration payable of RMB48.1 million (US$7.4 million).

NET PROFIT/LOSS: Net loss from continuing operations for the second quarter of 2011 was RMB22.8million (US$3.5 million) compared to a net profit of RMB5.8 million in the prior year comparative period.

Adjusted net profit for the second quarter of 2011 increased by 229.5% to RMB34.0 million (US$5.3 million) from RMB10.3 million in the prior year comparative period. Adjusted net profit in the second quarter of 2011 excludes share-based compensation expense of RMB9.1 million, amortization expenses of intangible assets derived from acquisitions of RMB6.8 million, and changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB40.9 million. Adjusted net margin increased to 14.8% compared to 9.2% in the prior year comparative period.

EARNING/LOSS PER SHARE: Basic and diluted loss per ordinary share for the second quarter of 2011 were RMB0.11, which represents the equivalent of US$0.10 per American Depositary Share (“ADS”). Each ADS represents six ordinary shares. Adjusted diluted earnings per share for the second quarter of 2011 were RMB0.09, which represents the equivalent of US$0.085 per ADS4. Adjusted earnings per share is calculated using adjusted net profit which excluded share-based compensation expense, amortization of intangible assets derived from acquisitions, change in the fair value of contingent purchase consideration payable, reversal of unrecognized tax benefit and related deferred tax assets and outside tax basis difference as discussed above to divide the weighted average shares number.

BALANCE SHEET: As of June 30, 2011, the Company’s cash and cash equivalents were RMB1,641.8 million (US$254.0 million), compared to RMB83.3 million as of December 31, 2010. As of June 30, 2011, the Company had a total of 334.2 million basic shares outstanding or 55.7 million ADSs outstanding.

Second Quarter 2011 Operational Highlights

•	Monthly Recurring Revenues (MRR) per cabinet remained stable at RMB8,500 per cabinet from the first quarter of 2011.

•

Total cabinets under management increased to 6,682 as of June 30, 2011 from 6,146 as of March 31, 2011, with 3,289 cabinets in the Company’s self-built data centers and 3,393 cabinets in its partnered data centers.

•	Utilization rate increased to 80.7% in the second quarter 2011 from 79.1% in the first quarter of 2011.

•	Churn rate remained stable at 0.83% from 0.74% in the first quarter of 2011. Top 20 customers’ churn rate remained at 0%.

•	The largest customer represented 3.5% of total net revenues.

Six Months Ended June 30, 2011 Financial Performance

For the six months ended June 30, 2011, net revenue increased by 114.0% to RMB441.0 million (US$68.2 million) from RMB206.1 million in the prior year comparative period. Adjusted EBITDA for the first six months ended June 30, 2011 increased by 217.3% to RMB90.2 million (US$14.0 million) from RMB28.4 million in the prior year comparative period. Adjusted EBITDA margin increased to 20.4% to from 13.8% in the prior year comparative period. Adjusted EBITDA for the first six months of 2011 excludes share-based compensation expense of RMB17.6 million (US$2.7 million) and changes in the fair value of contingent purchase consideration payable of RMB98.1 million (US$15.2 million). Adjusted net profit for the first six months of 2011 increased by 251.3% to RMB62.0 million (US$9.6 million) from RMB17.7 million in the prior year comparative period. Adjusted net profit in the first six months of 2011 excludes share-based compensation expense of RMB17.6 million (US$2.7 million), amortization of intangible assets derived from acquisitions of RMB14.3 million (US$2.2 million), and changes in the fair value of contingent purchase consideration payable and related deferred tax assets of RMB83.4 million (US$12.9 million).

[4]

Due to the Company’s IPO on April 21, 2011, the diluted shares used in adjusted earnings per share computation represented the weighted average number of the Company’s ordinary shares plus the granted options as incremental shares.

Financial Outlook

For the third quarter of 2011, the Company expects net revenues to be in the range of RMB246 million to RMB250 million and adjusted EBITDA to be in the range of RMB50 million to RMB52 million. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company will hold a conference call on Thursday, August 4, 2011 at 8:00 am Eastern Time to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-718-354-1231
China Domestic:	400-1200712
Hong Kong:	+852-2561-8854
Conference ID:	82913287

The replay will be accessible through August 11, 2011 by dialing the following numbers:

United States Toll Free:	+1-866-214-5335
International:	+1-718-354-1232
Conference ID:	82913287

A webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measure to review and assess its operating performance: adjusted gross profit, adjusted gross margin, adjusted operating expenses, adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic earnings per share, adjusted diluted earnings per share, adjusted basic earnings per ADS and adjusted diluted earnings per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended June 30, 2011, were made at a rate of RMB6.4635 to US$1.00, the noon buying rate in effect on June 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services and cloud computing infrastructure services, improving the reliability, security and speed of its customers’ Internet connections through 21Vianet’s Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology, BroadEx, enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in 33 cities throughout China, servicing a diversified and loyal base of more than 1,400 customers that span many industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of 2011 and quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

ICR, LLC

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2010	June 30, 2011
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets

Current assets:
Cash and cash equivalents	83,256	1,641,754	254,004
Restricted cash	4,441	2,541	393
Accounts receivable, net	76,373	114,566	17,725
Prepaid expenses and other current assets	14,369	16,406	2,535
Deferred tax assets	2,055	2,864	443
Amount due from related parties	13,463	4,296	665

Total current assets	193,957	1,782,427	275,765
Non-current assets:
Property and equipment, net	197,015	266,919	41,296
Intangible assets, net	157,086	142,296	22,015
Deferred tax assets	7,358	22,494	3,480
Goodwill	170,171	170,171	26,328

Total non-current assets	531,630	601,880	93,119

Total assets	725,587	2,384,307	368,884

Liabilities and Shareholders’ (Deficit) Equity

Current liabilities:
Short term bank borrowings	35,000	65,000	10,056
Accounts payable	49,792	62,730	9,705
Notes payable	4,441	2,541	393
Accrued expenses and other payables	30,962	52,422	8,110
Advances from customers	17,316	19,689	3,046
Income tax payable	3,545	1,357	210
Amounts due to related parties	53,679	55,865	8,643
Current portion of capital lease obligations	15,824	17,399	2,692

Total current liabilities	210,559	277,003	42,855

Non-current liabilities:
Amounts due to related parties	126,331	209,842	32,466
Non-current portion of capital lease obligations	58,190	49,255	7,620
Unrecognized tax benefits	5,575	14,582	2,256
Deferred tax liabilities	37,949	34,518	5,340
Deferred government grant	5,400	6,310	976

Total non-current liabilities	233,445	314,507	48,658
Commitments and contingencies
Mezzanine equity	991,110	—	—
Shareholders’ (deficit) equity
Ordinary shares	7	22	3
Additional paid-in capital	512,225	3,161,304	489,101
Accumulated other comprehensive income (loss)	1,474	(14,837)	(2,296)
Statutory reserves	14,143	14,143	2,188
Accumulated deficit	(1,357,747)	(1,500,974)	(232,224)

Total 21Vianet Group, Inc. shareholders’ (deficit) equity	(829,898)	1,659,658	256,772
Non-controlling interest	120,371	133,139	20,599

Total shareholders’ (deficit) equity	(709,527)	1,792,797	277,371

Total liabilities, mezzanine equity and shareholders’ (deficit) equity	725,587	2,384,307	368,884

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended June 30
	June 30, 2010	March 31, 2011	June 30, 2011		2010	2011
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	US$ (Unaudited)
Net revenues
Hosting and related services	90,905	128,888	145,663	22,536	171,159	274,551	42,477
Managed network services	21,710	81,708	84,748	13,112	34,931	166,456	25,753

Total net revenues	112,615	210,596	230,411	35,648	206,090	441,007	68,230
Cost of revenues	(84,463)	(155,521)	(168,557)	(26,078)	(154,979)	(324,078)	(50,140)

Gross profit	28,152	55,075	61,854	9,570	51,111	116,929	18,090
Operating expenses					—
Sales and marketing	(7,048)	(15,996)	(18,537)	(2,868)	(14,401)	(34,533)	(5,343)
General and administrative	(6,933)	(15,979)	(17,886)	(2,767)	(13,686)	(33,865)	(5,239)
Research and development	(2,971)	(7,155)	(8,086)	(1,251)	(5,425)	(15,241)	(2,358)
Changes in the fair value of contingent purchase consideration payable	—	(50,032)	(48,069)	(7,437)	—	(98,101)	(15,178)

Total operating expenses	(16,952)	(89,162)	(92,578)	(14,323)	(33,512)	(181,740)	(28,118)

Operating profit (loss)	11,200	(34,087)	(30,724)	(4,753)	17,599	(64,811)	(10,028)
Interest income	70	172	3,368	521	157	3,540	548
Interest expense	(609)	(983)	(1,469)	(227)	(1,138)	(2,452)	(379)
Other income	290	702	244	38	419	946	146
Other expense	(497)	(110)	(101)	(16)	(503)	(211)	(33)
Foreign exchange gain	634	700	1,118	173	668	1,818	281

Profit (loss) from continuing operations before income taxes	11,088	(33,606)	(27,564)	(4,264)	17,202	(61,170)	(9,465)
Income tax (expense) benefit	(5,293)	3,069	4,812	744	(15,454)	7,881	1,219

Net loss from continuing operations	5,795	(30,537)	(22,752)	(3,520)	1,748	(53,289)	(8,246)
Loss from discontinued operations	—	—	—	—	(12,952)	—	—

Net loss	5,795	(30,537)	(22,752)	(3,520)	(11,204)	(53,289)	(8,246)
Net income attributable to non-controlling interest	(493)	(5,968)	(6,800)	(1,052)	(920)	(12,768)	(1,975)

Net loss attributable to the Company’s ordinary shareholders	5,302	(36,505)	(29,552)	(4,572)	(12,124)	(66,057)	(10,221)

Loss per share:
Basic	0.07	(0.38)	(0.11)	(0.02)	(0.17)	(0.35)	(0.05)
Diluted	0.07	(0.38)	(0.11)	(0.02)	(0.17)	(0.35)	(0.05)
Shares used in loss per share computation:
Basic	71,526,320	96,352,410	278,713,982	278,713,982	71,526,320	187,533,196	187,533,196
Diluted	71,526,320	96,352,410	278,713,982	278,713,982	71,526,320	187,533,196	187,533,196

21VIANET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended June 30
	June 30, 2010	March 31, 2011	June 30, 2011		2010	2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	28,152	55,075	61,854	9,570	51,111	116,929	18,090
Plus: share-based compensation expense	—	686	537	83	—	1,223	189
Plus: amortization of intangible assets derived from acquisitions	501	7,461	6,842	1,059	1,038	14,303	2,213

Adjusted gross profit	28,653	63,222	69,233	10,712	52,149	132,455	20,492

Adjusted gross margin	25.44%	30.00%	30.05%	30.05%	25.30%	30.03%	30.03%
Operating expenses	(16,952)	(89,162)	(92,578)	(14,323)	(33,512)	(181,740)	(28,118)
Plus: share-based compensation expense	—	7,886	8,516	1,318	—	16,402	2,538
Plus: changes in the fair value of contingent purchase consideration payable	—	50,032	48,069	7,437	—	98,101	15,178

Adjusted operating expenses	(16,952)	(31,244)	(35,993)	(5,568)	(33,512)	(67,237)	(10,402)

Net loss from continuing operations	5,795	(30,537)	(22,752)	(3,520)	1,748	(53,289)	(8,246)
Plus: share-based compensation expense	—	8,572	9,053	1,401	—	17,625	2,727
Plus: amortization of intangible assets derived from acquisitions	501	7,461	6,842	1,059	1,038	14,303	2,213
Plus: changes in the fair value of contingent purchase consideration payable and related deferred tax asset	—	42,527	40,859	6,321	—	83,386	12,901
Plus: reversal of unrecognized tax benefits and outside tax basis difference	4,023	—	—	—	14,869	—	—

Adjusted net profit from continuing operations	10,319	28,023	34,002	5,261	17,655	62,025	9,595

Adjusted net margin	9.2%	13.3%	14.8%	14.8%	8.6%	14.1%	14.1%
Operating (loss) profit	11,200	(34,087)	(30,724)	(4,753)	17,599	(64,811)	(10,028)
Plus: depreciation	3,642	10,559	13,520	2,092	8,567	24,079	3,725
Plus: amortization	1,145	7,933	7,241	1,120	2,249	15,174	2,348
Plus: share-based compensation expense	—	8,572	9,053	1,401	—	17,625	2,727
Plus: changes in the fair value of contingent purchase consideration payable	—	50,032	48,069	7,437	—	98,101	15,178

Adjusted EBITDA	15,987	43,009	47,159	7,297	28,415	90,168	13,950

Adjusted EBITDA margin	14.2%	20.4%	20.5%	20.5%	13.8%	20.4%	20.4%

Adjusted net profit from continuing operations	10,319	28,023	34,002	5,261	17,655	62,025	9,595
Less: Net income attributable to non-controlling interest	(493)	(5,968)	(6,800)	(1,052)	(920)	(12,768)	(1,975)
Adjusted net profit attributable to the Company’s ordinary shareholders	9,826	22,055	27,202	4,209	16,735	49,257	7,620
Adjusted earnings per share:
Basic	0.14	0.23	0.10	0.02	0.23	0.26	0.04
Diluted	0.14	0.18	0.09	0.01	0.23	0.24	0.04
Shares used in adjusted earnings per share computation:
Basic*	71,526,320	96,352,410	278,713,982	278,713,982	71,526,320	187,533,196	187,533,196
Diluted**	71,526,320	120,616,316	297,880,448	297,880,448	71,526,320	205,215,623	205,215,623

*	Basic shares used in adjusted earnings per share computation represented the weighted average number of the Company’s ordinary shares.
**	Diluted shares used in adjusted earnings per share computation represented the weighted average number of the Company’s ordinary shares plus the granted options as incremental shares.